SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)
              (Amended and Restated pursuant to Rule 101(a)(2)(ii)
                              under Regulation S-T)


                               GENTA INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37245M108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 3, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

NOTE: THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS BEING FILED AS AN AMENDED AND
      RESTATED SCHEDULE 13D PURSUANT TO RULE 101(a)(2)(ii) UNDER REGULATION S-T.



                                     1



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                                      13D
CUSIP No. 37245M108                                            Page 2 of 11



      (1)      Name of Reporting Persons
               S.S. or I.R.S.
               Identification Nos. of Above Persons

               Rohit Mojilal Desai
               ###-##-####

      (2)      Check the Appropriate Box if a Member of a Group
                                    (a)   [ ]
                                    (b)   [X]

      (3)      SEC Use Only


      (4)      Source of Funds

                      AF

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


      (6)      Citizenship or Place of Organization

               USA

Number of      (7)  Sole Voting Power             0        shares
Shares Bene-
  ficially     (8)  Shared Voting Power         3,413,780  shares
 Owned by
Each Report-   (9)  Sole Dispositive Power        0        shares
ing Person
   With        (10) Shared Dispositive Power    3,413,780  shares

      (11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,413,780 shares

      (12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares []


      (13)      Percent of Class Represented by Amount in Row (11)

                  8.5%

      (14)      Type of Reporting Person (See Instructions)

                   IN



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                                      13D
CUSIP No. 37245M108                                            Page 3 of 11



      (1)      Name of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

               Desai Capital Management Incorporated
               13-3229933

      (2)      Check the Appropriate Box if a Member of a Group
                                    (a)   [ ]
                                    (b)   [X]

      (3)      SEC Use Only


      (4)      Source of Funds

               AF

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


      (6)      Citizenship or Place of Organization

               New York

Number of      (7) Sole Voting Power                0        shares
Shares Bene-
  ficially     (8) Shared Voting Power          3,413,780    shares
 Owned by
Each Report-   (9)   Sole Dispositive Power         0        shares
ing Person
   With        (10)   Shared Dispositive Power  3,413,780    shares

      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               3,413,780 shares

      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares   [ ]


      (13)     Percent of Class Represented by Amount in Row (11)

                  8.5%

      (14)     Type of Reporting Person (See Instructions)

                  IA, CO




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                                                               Page 4 of 11




           This Amendment No. 1 amends and restates in its entirety the Schedule 13D, dated September 24, 1993 (the "Initial Schedule 13D"), filed by Desai Capital Management Incorporated and Mr. Rohit M. Desai relating to the common stock of Genta Incorporated.


ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the common stock, $0.001 par value (the "Common Stock"), of Genta Incorporated (the "Company"). The address of the Company's principal executive office is 3550 General Atomics Court, San Diego, California 92121.


ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is filed by Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai, each of whom may be deemed to be the beneficial owner of the securities owned directly by Equity-Linked Investors, L.P. ("ELI-I") and Equity-Linked Investors-II ("ELI-II").

           ELI-I and ELI-II are New York limited partnerships whose principal business is investing in a portfolio of equity and equity-related securities.

           Rohit M. Desai Associates ("RMDA-I") is a New York general partnership and is the general partner of ELI-I. Rohit M. Desai Associates-II ("RMDA-II") is a New York general partnership and is the general partner of ELI-II. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-II has no business activities other than acting as ELI-II's general partner. The partners of RMDA-I and RMDA-II are Rohit M. Desai, Katharine B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987).

           DCMI is a New York corporation whose principal business is that of an investment advisor. DCMI acts as an investment advisor to ELI-I and ELI-II. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Kathy T. Abramson, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Frank J. Pados, Tom W. Perlmutter, Paul A. Blaustein, Catherine K. Janson and Jose L. Rovalino are officers of DCMI.

           The address of the principal business and principal office of DCMI is 540 Madison Avenue, 36th Floor, New York, New York 10022.

           The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-I, the general partner of ELI-I, and as the managing general partner of RMDA-II, the general partner of ELI-II. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Morgan, Lewis & Bockius. The present principal occupation and employment of Frank J. Pados, who is a United States citizen, is as executive vice president of DCMI. The present principal occupation and employment of Catherine
K. Janson, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Tom W. Perlmutter, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Paul A. Blaustein, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Kathy T.






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                                                               Page 5 of 11




Abramson, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Damon H. Ball, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Thomas P. Larsen, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Jose L. Rovalino, who is a United States citizen, is as assistant vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph F. McDonald is c/o Morgan, Lewis & Bockius, 101 Park Avenue, New York, New York 10178.

           Since March 3, 1992, none of DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Kathy T. Abramson, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Frank J. Pados, Tom W. Perlmutter, Paul A. Blaustein, Jose L. Rovalino and Catherine K. Janson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Since March 3, 1992, none of DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Kathy T. Abramson, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Frank J. Pados, Tom W. Perlmutter, Paul A. Blaustein, Jose L. Rovalino and Catherine K. Janson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On September 24, 1993, ELI-I and ELI-II each acquired (i) 70,000 shares of the Company's Series A Convertible Preferred Stock, $0.001 par value (the "Series A Preferred Stock"), and (ii) Common Stock Purchase Warrants (the "Warrants") which may be exercised to purchase up to 70,000 shares of Common Stock, subject to adjustment. In making these purchases, ELI-I used working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio, and ELI-II used working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio.

           If the ELI Offer (as described in Item 4 below) is accepted and the transactions contemplated thereby are consummated, ELI-I will use working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio, and ELI-II will use working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio, to fund the transactions contemplated by the ELI Offer.


ITEM 4.    PURPOSE OF TRANSACTION.

           On September 2, 1993, DCMI purchased 3,000 shares of Common Stock (2,400 shares for its own account and 600 shares for the Individually Managed Account) in the ordinary course of DCMI's business.

           On September 24, 1993, ELI-I and ELI-II purchased the Series A Preferred Stock and the Warrants in the ordinary course of their respective businesses solely for investment purposes. This acquisition was promptly reported by the filing of the Initial Schedule 13D. At the time of the filing of the Initial Schedule 13D, neither DCMI nor Rohit M. Desai had any plans or proposals which related to or would result in:




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                                                               Page 6 of 11




      (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except that ELI-I, ELI-II, and/or DCMI may, from time to time, in furtherance of ELI-I's and ELI-II's respective investment programs, obtain one or more shares of Common Stock through the conversion of the Series A Preferred Stock and/or acquire (for investment purposes) or dispose of the Series A Preferred Stock, Common Stock or any other securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g)  any change in the Company's charter or by-laws;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

      (j)  any action similar to those enumerated above.


           On March 3, 1997, pursuant to an offer (the "ELI Offer") contained in a letter of the same date, ELI-I and ELI-II expressed their willingness to purchase securities of the Company in order to fund the Company's operations on terms and conditions identical to those contained in certain agreements (the "Aries Agreements") among the Company, The Aries Fund (the "Aries Fund") and The Aries Domestic Fund, L.P. ("Aries Domestic" and together with the Aries Fund, "Aries"). The Aries Agreements include (i) a Note and Warrant Purchase Agreement, dated as of January 28, 1997, between the Company and Aries (the "Note and Warrant Purchase Agreement"), (ii) Senior Secured Convertible Bridge Notes, dated January 28, 1997, made by the Company in favor of Aries, (iii) Class A and Class B Bridge Warrants for the Purchase of Shares of Common Stock, dated January 28, 1997, between the Company and Aries, (iv) a Security Agreement, dated as of January 28, 1997, between the Company and Paramount Capital, Inc. and (v) a Certificate of Designation of Series D Convertible Preferred Stock of the Company (the "Series D Preferred Stock"), dated February 6, 1997.

           The ELI Offer is in the amount of $3,600,000 and is conditioned upon certain limited due diligence and the judicial rescission of the transactions contemplated by the Aries Agreements.



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                                                               Page 7 of 11




           Pursuant to a Letter Agreement, dated March 3, 1997 (the "Froley Revy Agreement"), among ELI-I, ELI-II and Froley Revy Investment Co., Inc. ("Froley Revy"), Froley Revy has agreed to participate, on a pro rata basis, with ELI-I and ELI-II in the transactions contemplated by the ELI Offer (ELI-I, ELI-II and Froley Revy are hereinafter referred to collectively as the "Offerors"). Such pro-rata participation will be based upon Froley Revy's holdings of Series A Preferred Stock.

           If the ELI Offer is accepted and the transactions contemplated thereby are consummated, the Offerors would receive, in the aggregate, convertible secured bridge notes of the Company convertible at any time into 600,000 shares of Series D Preferred Stock. The Series D Preferred Stock would be convertible into 20 million, and, upon default, up to 300 million, shares of Common Stock. In addition, the Offerors would receive, in the aggregate, warrants for an additional 20 million shares of Common Stock. Pursuant to
Section 7.20 of the Note and Warrant Purchase Agreement, the Offerors would have the right to appoint a majority of the members of the Board of Directors of the Company; provided, however, that in the event the Company has not obtained Future Financings (as defined in the Note and Warrant Purchase Agreement) in excess of $3,500,000 on or before the date which is six months after the Bridge Closing Date (as defined in the Note and Warrant Purchase Agreement), then the Offerors would have the contractual right to appoint only two directors or observers and, if additional directors have been appointed, such directors are required to resign.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           ELI-I and ELI-II directly own 68,200 and 68,800 shares, respectively, of Series A Preferred Stock which are convertible into approximately 2,919,470 shares of Common Stock, in the aggregate, and Warrants which, if exercised, could enable each of ELI-I and ELI-II to directly own approximately 70,000 shares of Common Stock. In addition, 176,379 and 177,931 shares of Common Stock are held by ELI-I and ELI-II, respectively. For purposes of this Amended and Restated Schedule 13D, each of DCMI and Rohit M. Desai could be deemed to be a beneficial owner of the securities of the Company held by ELI-I and ELI-II. The combined total of such holdings, together with Common Stock held directly by DCMI, is 3,413,780 shares of Common Stock (after conversion of the Series A Preferred Stock and exercise of the Warrants), which would constitute beneficial ownership of approximately 8.5% of the 39,991,626 shares of Common Stock outstanding as of March 1, 1997.

           The power to vote, to convert or to dispose of, or to direct the voting, conversion, or disposal of, any Common Stock that might be obtained upon the exercise of the Warrants or conversion of the Series A Preferred Stock held by ELI-I is vested in RMDA-I as general partner of ELI-I, but such decisions (and similar decisions with respect to ELI-I's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-I and DCMI. The power to vote, to convert or to dispose of, or to direct the voting, conversion, or disposal of, any Common Stock that might be obtained upon the exercise of the Warrants or conversion of the Series A Preferred Stock held by ELI-II is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI. Rohit M. Desai is the managing general partner of RMDA-I and RMDA-II and the sole stockholder, chairman of the board, president and treasurer of DCMI. Katharine B. Desai is the secretary and director of DCMI, a general partner of RMDA-I and RMDA-II and a trustee of the Rohit M. Desai Family Trust. The Rohit
M. Desai Family Trust is a general partner of RMDA-I and RMDA-II. Joseph F. McDonald is a trustee of the Rohit M. Desai Family Trust. Frank J. Pados is an executive vice president of DCMI. Damon H. Ball and Thomas P. Larsen are senior vice presidents. Kathy T. Abramson, Tom W. Perlmutter, Paul A. Blaustein, Timothy R. Kelleher and Catherine K. Janson are vice presidents. Jose L. Rovalino is an assistant vice president of DCMI.

           Accordingly, for purposes of this Amended and Restated Schedule 13D, DCMI and Rohit M. Desai may each be deemed to share the power to vote, or to direct the vote, and dispose of, or to direct the disposition of, the securities of the Company held by ELI-I, ELI-II and DCMI.

           Pursuant to Rule 13d-4 under the Exchange Act, DCMI, RMDA-I, RMDA-II, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Kathy T. Abramson, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Frank J. Pados, Tom W. Perlmutter, Paul A. Blaustein, Jose L. Rovalino and Catherine K. Janson hereby declare that the filing of this Amended and Restated Schedule 13D shall not be construed as an admission that any person other than ELI-I and ELI-II is the beneficial owner of any securities of the Company covered by this Amended and Restated Schedule 13D, or that any of ELI-I and ELI-II is the beneficial owner of any securities of the Company held by the other.

           No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company covered by this Amended and Restated Schedule 13D.

           During the sixty days preceding the filing of this Amended and Restated Schedule 13D, none of ELI-I, ELI-II, DCMI and Rohit M. Desai have engaged in any transactions involving Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None of DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Kathy T. Abramson, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Frank J. Pados, Tom W. Perlmutter, Paul A. Blaustein, Jose L. Rovalino and Catherine K. Janson is a party to any contract, arrangement, understanding or relationship specifically relating to any securities of the Company.

           ELI-I and ELI-II are parties to the Unit Purchase Agreements, dated as of September 23, 1993, between the Company and each of ELI-I and ELI-II, respectively, and other related documents, regarding the purchase of Series A Preferred Stock and the Warrants (and related matters such as registration rights and transfer restrictions).

           ELI-I and ELI-II have each contracted with DCMI for DCMI to provide investment advisory and other services to each of ELI-I and ELI-II. Pursuant to their respective investment and advisory contracts, DCMI may exercise investment power and voting power with respect to the investment portfolios of ELI-I and ELI-II. For its services under these investment and advisory agreements, DCMI receives a management fee from each of ELI-I and ELI-II based on the value of their respective portfolios.

           ELI-I and ELI-II are parties to the Froley Revy Agreement (described in Item 4 above).




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                                                               Page 9 of 11




ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


           1.  Joint Filing Agreement.

           2. Investment and Advisory Agreement between ELI-I and DCMI, as amended.

           3.  Investment and Advisory Agreement between ELI-II and DCMI.

           4. Power-of-Attorney authorizing Kathy T. Abramson to sign on behalf of Rohit M. Desai.

           5.  Unit Purchase Agreement between the Company and ELI-I.

           6.  Unit Purchase Agreement between the Company and ELI-II.

           7. Letter, dated March 3, 1997, from ELI-I and ELI-II to the Company, et al.

           8. Letter Agreement, dated March 3, 1997, among ELI-I, ELI-II and Froley Revy.

           9.  Press Release, dated March 3, 1997.




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                                                               Page 10 of 11




                                  SIGNATURES

           After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of March 20, 1997.

                             DESAI CAPITAL MANAGEMENT INCORPORATED




                             By:/s/ Kathy T. Abramson
                                -----------------------
                               Kathy T. Abramson
                               Attorney-in-fact for
                               Rohit M. Desai, President


                             ROHIT M. DESAI


                             By:/s/ Kathy T. Abramson
                                -----------------------
                               Kathy T. Abramson
                               Attorney-in-fact for
                               Rohit M. Desai






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                                                               Page 11 of 11



                              INDEX TO EXHIBITS



      EXHIBIT
      NUMBER      DESCRIPTION


      1.          Joint Filing Agreement.*

      2.          Investment and Advisory Agreement between ELI-I and DCMI.*

      3.          Investment and Advisory Agreement between ELI-I and DCMI.*

      4.          Power-of-Attorney.*

      5.          Unit Purchase Agreement between the Company and ELI-I.*

      6.          Unit Purchase Agreement between the Company and ELI-II.*

      7. Letter, dated March 3, 1997, from ELI-I and ELI-II to the Company, et al.**

      8. Letter Agreement, dated March 3, 1997, among ELI-I, ELI-II and Froley Revy.**

      9.          Press Release, dated March 3, 1997.**

----------------------------

*     Incorporated by reference to the same document filed as an exhibit to
      Schedule 13D, dated September 24, 1993, filed by Rohit M. Desai and DCMI relating to the common stock of Genta Incorporated.

**    Filed herewith.





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